300 North LaSalle
Chicago, IL 60654
Bradley C. Reed, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 312 862 7351	+1 312 862 2000	+1 312 862 2200
bradley.reed@kirkland.com
www.kirkland.com

April 27, 2021

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brittany Ebbertt

Kathleen Collins

Mitchell Austin

Jan Woo

Re:	Instructure Intermediate Holdings I, Inc.

Draft Registration Statement on Form S-1

Submitted March 23, 2021

CIK No. 0001841804

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Instructure Intermediate Holdings I, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 2 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

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Securities and Exchange Commission

April 27, 2021

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 6, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures, including the Company’s financial statements for the quarter ended March 31, 2021 and the prior year period. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Prospectus Summary

Prospectus Summary, page 1

1.

You state in your response to prior comment 2 that “users” means individuals, including students, teachers, administrations and observers (i.e., parents or guardians of students) that use any of your solutions during a certain period of time. Please tell us how you identify your users. In this regard, clarify whether each user, such as students and their parent or guardian, have separate account identifiers. Also, clarify whether users “as of” December 31, 2020 refer to all users that used your solutions at some point during fiscal 2020.

Response

The Company advises the Staff that the Company identifies users of its platform by assigning every individual, including students, teachers, administrators and observers (i.e., parents or guardian of students), using its platform a systemically generated unique account identifier. The Company advises the Staff that the number of users “as of” the end of a given period refers to the number of contracted Canvas LMS users for which we were generating revenue as of the measurement date and does not refer to all users that use the solution at some point during the given period. In response to the Staff’s comment, the Company has added the bolded disclosure below on page ii of the Prospectus to clarify how the Company identifies its users. Additionally, the Company has revised its disclosure throughout the prospectus to conform references to users “as of” a given period to refer only to “contracted Canvas LMS users.”

Securities and Exchange Commission

April 27, 2021

Unless we state otherwise or the context otherwise requires, throughout this prospectus the following terms have the meanings set forth below:

. . .

(i) “users” means individuals, including students, teachers, observers (i.e., parents or guardians of students) and administrators that use any of our solutions during a certain period of time and to whom we have assigned a systemically generated unique account identifier and (ii) “contracted” means that a particular customer has entered into a written contract for a specified subscription period for its users and is legally obligated to pay. The number of “contracted Canvas LMS users” refers to the number of users or full time equivalent users (where our customers have a portion of the student population that are part time) that our customers have paid for during a specified period and that generate revenue for us pursuant to a written contract, as opposed to the number of active users or users that have created accounts on our platform. The amount of revenue we generate is only impacted by the number of contracted users and not the number of users who are actively using our platform or have created accounts on our platform.

2.    You also revised your disclosures to clarify that “contracted” means a particular customer has entered into a written contract for a specific subscription period for its users and is legally obligated to pay. It appears that your customers enter into contracts for a certain number of users, which you refer to as “contracted users,” and that the number of users at any customer that are actively using or have created user accounts for your platform may differ from the number of contracted users. Please revise to clarify, if true, that “contracted users” are not necessary active users or users that have created accounts on your platform. Additionally, clarify whether and, if so, how the amount of revenue you generate is impacted by the number of users who are actively using your platform or have created accounts on your platform.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure set forth in the response to Comment #1 on page ii of the Prospectus to clarify “contracted users” are a

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April 27, 2021

subset of active users and users that have created accounts on the Company’s platform. The Company has also added the bolded disclosure set forth in the response to Comment #1 on page ii of the Prospectus to illustrate how the amount of revenue the Company generates is impacted by the number of users who are actively using the platform or have created accounts on the platform.

3.

We also note that throughout the filing you refer to having 30 million Canvas LMS users as of December 31, 2020 and 30 million contracted users as of the same period. Please tell us whether contracted users and Canvas LMS users are the same. If so, revise your disclosures to use similar references throughout the filing or clarify what is intended by each of these measures.

Response

The Company advises the Staff that the references throughout the Prospectus to Canvas LMS users are the same as contracted users who are provided access to Canvas LMS pursuant to a written contract. In response to the Staff’s comment, the Company has revised its disclosure throughout the Prospectus to replace references to “Canvas LMS users” with “contracted Canvas LMS users.”

4.

We note from your response to prior comment 9 that you had 4,991 customers as of December 31, 2019. As such, please revise your disclosures where you refer to having “over 5,000” customers as of this date.

Response

In response to the Staff’s comment, the Company has revised references to its customer count as of March 31, 2021 throughout the prospectus to “approximately 5,000.”

5.

Your reference to revenues, net loss, adjusted EBITDA, operating cash flow and free cash flow for fiscal 2020 appears to be the result of simply combining the predecessor and successor periods. Please revise throughout the filing wherever you provide such references to include a discussion of the predecessor and successor periods separately. You may also supplement this discussion with pro forma information provided it is clearly labeled as such.

Securities and Exchange Commission

April 27, 2021

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 4 and 89 of the Prospectus and other relevant places in the Prospectus to discuss predecessor and successor periods separately.

Competitive Strengths, page 10

6.

We note your revised disclosures in response to prior comment 4. Please further revise to include a discussion of the reason(s) for the fluctuation in average bookings per sales representative for all periods presented.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on pages 11 and 138 of the Prospectus to include a discussion of the reasons for fluctuations in average bookings per sale for all periods presented.

The decrease in average bookings per sales representative from 2018 to 2019 was driven by an increase in the number of sales representatives without a corresponding increase in bookings. The subsequent increase in average bookings per sales representative from 2019 to 2020 was driven by increased demand for our solutions in 2020 bolstered by the accelerated adoption of hybrid and remote learning, while the number of sales representatives remained relatively stable.

Summary Consolidated Financial Data, page 17

7.

We note that you intend to disclose pro forma as adjusted net loss per share and summary balance sheet information that will reflect both the Take-Private Transaction and the proceeds from the IPO, including repayment of debt. Explain further how the liquidation of Parent will be reflected in your pro forma as adjusted information both here and in the Capitalization table, and expand your disclosures to specifically address how the 1,250,000 Class A and 90,000,000 Class B Units of the Parent will convert into shares of the registrant. Also, tell us

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April 27, 2021

what consideration you have given to including full Article 11 pro forma disclosures in your Unaudited Pro Forma Combined Financial statements that reflect the IPO transaction, including repayment of debt and the Parent liquidation.

Response

The Company advises the Staff that prior to the transactions described below and the completion of the offering, the Company will effect a stock split, which will impact the pro forma as adjusted information in the Prospectus. Following the stock split, TopCo will make an in-kind distribution of shares of the Company’s common stock to the equityholders of TopCo based on the waterfall provisions of TopCo’s limited partnership agreement, and following the distribution, the equityholders will hold the Company’s common stock directly, rather than indirectly through TopCo. Holders of unvested Management Incentive Units will not receive shares of common stock, but instead will have their unvested Management Incentive Units exchanged for new restricted stock unit awards under the 2021 Plan having an equivalent value. TopCo will then subsequently be liquidated. The Company has added disclosure on page 14 of the Prospectus to further explain these transactions.

With respect to the comment regarding providing full Article 11 pro forma disclosures in Unaudited Pro Forma Combined Financial statements that reflect the IPO transaction, including proceeds received as part of the offering, repayment of debt, incremental offering costs, and the TopCo liquidation, these disclosures are reflected on pages 77 through 87 of the Prospectus.

Selected Consolidated Financial Data, page 70

8.

It appears that the “Combined” information included in this table, as well as the combined non-GAAP information provided throughout the filing, has been prepared by simply adding the predecessor and successor information. Please remove this column and related discussions. Alternatively, you may consider including pro forma information provided that it is prepared in accordance with Article 11 of Regulation S-X and clearly labeled as such.

Securities and Exchange Commission

April 27, 2021

Response

In response to the Staff’s comment, the Company has removed the combined column from the table, as well as related disclosures throughout the Prospectus where Predecessor and Successor information was simply added together.

Unaudited Pro Forma Combined Financial Data, page 76

9.

Please tell us how you determined pro forma adjustment (a) and provide the calculations that support this adjustment. Also, revise footnotes 2(b), 2(f), 2(g) and 2(j) to provide quantified information related to such adjustments.

Response

The Company advises the Staff that the Company calculated the pro forma adjustment based on the fair value of the deferred revenue at the time of the Take-Private Transaction. The combined pro forma financial information reflects the purchase accounting adjustment related to deferred revenue associated with the Take-Private Transaction as if it had occurred on January 1, 2020. The calculations supporting the pro forma adjustment are attached hereto as Exhibit A. Additionally, the Company has revised its footnotes to 2(b), 2(f), 2(g) and 2(j) to provide quantified information related to such adjustments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 87

10.

We note your revised disclosure and response to prior comment 10. Please revise to clarify, if true, that your net revenue retention rate calculation begins with the customer cohort base as of a given month in the immediately preceding year and compares the ARR for that same cohort group in that given month for the current year. In addition, we note that you also track gross revenue retention rates, which you state is material to an understanding of your business and is a measure that you use to track your ability to retain your business revenue. Please disclose this measure for each period presented and include a discussion of the fluctuations from period to period. Refer to SEC Release No. 33-10751.

Securities and Exchange Commission

April 27, 2021

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 94 of the Prospectus to clarify its net revenue retention rate calculation. The Company has also added the bolded disclosure below on page 94 of the Prospectus to disclose its gross revenue retention rates for each period presented and the reasons for fluctuations from period to period.

Our net revenue retention rate calculation begins with a customer cohort base as of a given month in the immediately preceding year and compares the ARR for that same cohort group in that given month for the current year. We calculate our net revenue rate by dividing the total revenue obtained from a particular customer cohort in a given month by the total revenue from that same customer cohort from the same month in the immediately preceding year. If a customer has any ARR in a given month, such customer is included in a “customer cohort.” This calculation contemplates all changes to ARR for the designated customer cohort, which includes customer terminations and non-renewals, customer consolidations, changes in quantities of users, changes in pricing, additional applications purchased or applications no longer used. We calculate the net revenue retention for our entire customer base at a given point in time. We believe our net revenue retention rate is an important metric to measure the long-term value of customer agreements and our ability to retain our customers. Our net revenue retention rate was 106.5%, 107.0% and 117.2% at December 31, 2018, 2019 and 2020, respectively, and 109.9% and 115.6% at March 31, 2020 and 2021, respectively. Our gross revenue retention rate was 94.4%, 95.4%, and 96.0% at December 31, 2018, 2019 and 2020, respectively, and 95.9% and 95.9% at March 31, 2020 and 2021, respectively. We calculate gross revenue retention rate as the percentage of ARR retained from a cohort of customers over a 12-month period, including downgrades and cancellations. The most significant positive drivers of changes in both our net revenue retention rate and gross revenue retention rate each year have historically been our ability to up-sell or cross-sell new solutions or additional licenses to our existing customer base and secure multi-year contracts containing periodic pricing term increases.

Non-GAAP Financial Measures, page 88

11.	We note your adjustment for “fair value adjustments to deferred revenue in connection with purchase accounting” including in your various non-GAAP measures. Considering deferred

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April 27, 2021

revenue was adjusted to fair value in accordance with GAAP at the time of the Take-Private transaction, please tell us how you considered whether your various non-GAAP measures, which include this adjustment are substituting an individually tailored recognition and measurement method for a GAAP measure. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Response

The Company advises the Staff that it has respectfully considered the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G with respect to the adjustments for the effects of purchase accounting in its non-GAAP measures and believes that its non-GAAP financial measures do not represent individually tailored recognition and measurement methods because they exclude the effects of purchase accounting, and such non-GAAP financial measures do not run afoul of Regulation G. In making this determination, the Company considered the following:

A.

The Company’s non-GAAP presentation takes into account the one-time unique nature of the Take-Private Transaction and fosters comparability of the Company’s financial results in historical periods presented in the Prospectus and future periods that will be presented following the proposed offering and provides transparency to investors. The Take-Private Transaction was a one-time unique transaction given that it involved the entire business of the Company. However, no material change was made to the underlying business of the Company as a result of the Take-Private Transaction. The Company has continued to sell the same solutions and services and generate revenue from the same customer contracts as those used by the Predecessor prior to the Take-Private Transaction. The Company’s customers have historically renewed similar revenue contracts and continued to do so following the Take-Private Transaction. Management believes the underlying contractual revenues for the acquired deferred revenue agreements represent continuing revenues. Notwithstanding that the Company’s business did not change, the fair value adjustment under Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”) causes significant differences when comparing results of operations before and after the Take-Private Transaction. As a result of the fair value adjustment, less revenue was shown in the Successor 2020 Period. The decrease in revenue is not reflective of the performance of the business in fiscal year 2020 or the

Securities and Exchange Commission

April 27, 2021

impact of revenue generating activities of the Company in that period. Due to the business primarily contracting through annual subscriptions, the majority of the revenue and the performance obligation are contained within a twelve month period. Consequently, the impact is contained within fiscal year 2020, with insignificant impact in the outer years. In addition, the material reduction in revenue attributable to the deferred revenue adjustment in the Successor 2020 Period reduces the Company’s ability to present important information about the change in revenue generated by its operations from fiscal year 2019 to fiscal year 2020. Furthermore, should the Company renew revenue contracts that were affected by acquired deferred revenue being measured at fair value as per the application of ASC 805, the comparison from the Successor 2020 Period to fiscal year 2021 will not be indicative of the underlying economics of our business operations, which we believe could be misleading to investors and analysts. The following table sets forth a comparison of (i) Non-GAAP Operating (Loss) Income, (ii) Adjusted EBITDA and (iii) Allocated Combined Receipts, both presented with and without the proposed deferred revenue purchase accounting adjustment for fiscal years 2018, 2019 and 2020 (on an illustrative basis):

	Annual Periods			Interim Periods		Annual Periods		Interim Period
				Predecessor	Successor
(in thousands):	2018 (1)	2019 (1)	2020 (2)	Q1 2020 (1)	Q1 2021 (3)	YOY ‘19	YOY ‘20	YOY Q1 ‘21
With Company Adjustment:
Adjusted Revenue	$209,544	$258,473	$324,813	$71,389	$95,041	23%	26%	33%
Adjusted EBITDA	(11,213)	(9,297)	71,134	4,809	28,863	17%	865%	500%
Without Company Adjustment:
Adjusted Revenue	209,544	258,473	302,062	71,389	93,980	23%	17%	32%
Adjusted EBITDA	(11,213)	(9,297)	48,383	4,809	27,802	17%	620%	478%

(1)	Actual results for the Predecessor.
(2)	Combined 2020 results for the Predecessor and Successor.
(3)	Actual results for the Successor.

The Company believes that its proposed deferred revenue adjustment will provide investors with meaningful information about the performance of its revenue generating activities and the profitability of its operations, while enhancing the comparability of its results of

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April 27, 2021

operations from period to period. This allows investors and analysts to more accurately assess fiscal year 2020 performance in light of the impact on the deferred revenue resulting from the Take-Private Transaction’s unique adjustments. The Company is mindful that showing less revenue in fiscal year 2020 due to the fair value adjustments to deferred revenue could be misinterpreted by investors and analysts and reflect negatively on the Company’s revenue performance in fiscal year 2020, which the Company does not believe would be an accurate characterization of its performance. Moreover, the Company believes that the proposed adjustment to the Non-GAAP Operating (Loss) Income, Adjusted EBITDA and Allocated Combined Receipts measures fosters comparability of similar measures presented by its peer companies, when such comparability would otherwise be incomplete and potentially misleading because the peer companies have not executed a transaction similar to the Take-Private Transaction. The Company believes that its proposed presentation will facilitate more reliable comparisons of the Company’s performance to its peer group since it allows the Company to show its results without giving effect to the accounting impact of the Take-Private Transaction.

B.

The Company’s proposed presentation takes into consideration the Staff’s guidance in Question 100.04 of the non-GAAP C&DIs and Rule 100(b) of Regulation G. The Company reviewed and considered Question 100.04 of the Compliance and Disclosure Interpretations (“CDI 100.04”) on Non-GAAP Measures in addition to Rule 100(b) of Regulation G when deciding on its proposed treatment of the deferred revenue purchase accounting adjustment in its non-GAAP measures. The Company notes that CDI 100.04 focuses on a scenario where “a registrant presents a non-GAAP performance measure that is adjusted to accelerate revenue recognized ratably over time in accordance with GAAP as though it earned revenue when customers are billed.” In accordance with ASC 805, all of the Company’s deferred revenue on March 31, 2020 was written down to its fair value as of the acquisition date, resulting in a reduction of deferred revenue and revenue to be recognized post-acquisition in accordance with GAAP by approximately $24.2 million, of which $22.8 million and $1.3 million is related to fiscal year 2020 and fiscal year 2021 customer contractual performance obligations, respectively. The Company also notes that, unlike the scenario set forth in CDI 100.04, the presentation of Non-GAAP Operating (Loss) Income, Adjusted EBITDA and Allocated Combined Receipts as adjusted by the elimination of the effect on revenue due to purchase accounting fair value adjustments to

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April 27, 2021

deferred revenue does not accelerate or delay the timing or amount of revenue recognized when considered on an annual basis. Instead, it merely allows the Company to reflect the impact of revenue generated by its operations in the period in which the Company’s revenue generating activities occurred. The Company believes that its proposed presentation, which supplements the GAAP presentation, provides meaningful information about the underlying performance of its business to management and investors. In addition, the Company believes that the absence of this adjustment would leave investors with an incomplete picture of the performance of such activities for both the Predecessor and the Successor periods. The Company has also considered the potential impact to variability in revenue to be overstated when there has been no change in the underlying economics such that future years would show revenue growth and increases despite no change in the underlying business or relationship with the customer.

12.

We note that non-GAAP operating (loss) income excludes amortization of only acquisition related intangible and you state that you do not believe this adjustment is reflective of your ongoing operations. Please revise to clarify that while you are excluding the amortization expense related to the Take-Private transaction, this non-GAAP measure also includes revenue generated, in part, by such intangible assets.

Response

In response to the Staff’s comment, the Company has included the bolded disclosure below on pages 96 and 97 of the Prospectus.

Although we exclude the amortization of acquisition-related intangibles from this non-GAAP measure, management believes it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation.

Securities and Exchange Commission

April 27, 2021

Notes to Consolidated Financial Statements

10. Stockholders’ Equity, page F-33

13.

We note that you issued 1,250,000 Class A Units and 90,000,000 Class B Units for the cash paid by Thoma Bravo as part of the Take-Private Transaction. Please revise to include a discussion of the terms, rights, privileges, etc. of these Units. Refer to ASC 505-10-50-3.

Response

In response to the Staff’s comment, and in consideration of ASC 505-10-50-3, the Company has added the bolded disclosure below on page F-35 of the Prospectus to discuss the terms, rights and privileges of the Class A Units and Class B Units issued to Thoma Bravo in the Take-Private Transaction.

In connection with the Take-Private Transaction, TopCo issued 1,250,000 Class A Units and 90,000,000 Class B Units, with no par values, for the cash paid by Thoma Bravo and its affiliated funds. Units share in distributions according to a “waterfall” which provides for distributions to be made in the following order and priority: (1) first, to the holders of Class A Units until they receive a 9% annual return on their remaining unreturned capital contributions, compounded quarterly; (2) second, to the holders of Class A Units until they receive an amount equal to their respective capital contributions on a pro rata basis; and (3) third, to the holders of the remaining Class B Units based on their percentage of ownership, taking into account any applicable vesting terms and participation threshold on the Class B Units. A participation threshold in respect of a Class B Unit is determined at the time of issuance or grant and is equal to or greater than the amount payable in respect of a Class B Unit having a participation threshold of zero pursuant to the waterfall in a hypothetical liquidation of TopCo at the value of TopCo as of immediately prior to such issuance or grant. No conversion or redemption rights are associated with Class A or Class B Units.

Note 11. Stock Based Compensation

Successor, page F-34

14.	We note your response to prior comment 15. Please tell us whether the number of Class B Incentive Units issued and the related grant date fair value of the underlying common stock

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April 27, 2021

will be retroactively adjusted to reflect the Parent liquidation that will occur just prior to the Offering, and if so, explain how. If not, explain further the significant difference in the per share value in the Take-Private transaction and the common stock fair value following such transaction.

Response

The Company refers the Staff to our response to Comment #7, which outlines the stock split and liquidation of TopCo that will take place prior to the offering. The stock split will be retroactively adjusted and then the in-kind distribution of the shares of common stock and subsequent liquidation of TopCo will take effect.

Additionally, the Company advises the Staff that the difference in the per share value of the Take-Private Transaction and the common stock fair value following such transaction is due to changes in the capital structure between the Predecessor and Successor. The Predecessor’s capital structure consisted of common stock and no indebtedness at the time of the Take-Private Transaction. The Successor’s capital structure consists of Class A Units, Class B Units and a significant amount of indebtedness, including a $775.0 million Term Loan. There was also a change in the amount of shares outstanding between the Predecessor and Successor periods. As a result, the per share value of the Take-Private Transaction is not comparable to the common stock (i.e., Class B Unit) fair value of the Successor.

In calculating the common stock fair value following the Take-Private Transaction, the Company used the equity value of Successor at the time of the valuation, which was similar to the equity value of Successor as of immediately following the Take-Private Transaction.

*    *    *    *

Securities and Exchange Commission

April 27, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7351.

Sincerely,

/s/ Bradley C. Reed, P.C.

Bradley C. Reed, P.C.

cc:	Steve Daly

Instructure Intermediate Holdings I, Inc.

Securities and Exchange Commission

April 27, 2021

Exhibit A

Comment #9 — Calculations Supporting Pro Forma Adjustments

	A	B	A+B=C	D	C+D=E	F	E+F=G	G-C=H
Revenue:	Predecessor 2020 Revenue	Successor 2020 Revenue	Combined FY 2020 Period	2020 Haircut	Total Combined 2020 Revenue	12 Month Haircut Rolloff	Total 2020 Pro Forma Revenue	Pro Forma Adjustment
Subscription and support	65,968,000	209,148,000	275,116,000	20,938,039	296,054,039	(21,984,236)	274,069,803	(1,046,197)
Professional services and other	5,421,000	21,525,000	26,946,000	1,813,136	28,759,136	(1,827,798)	26,931,338	(14,662)

Total	71,389,000	230,673,000	302,062,000	22,751,175	324,813,175	(23,812,034)	301,001,141	(1,060,859)

A	Represents Predecessor 2020 GAAP revenue as disclosed within this S-1 filing.
B	Represents Successor 2020 GAAP revenue as disclosed within this S-1 filing.
C	Represents 2020 GAAP revenue on a combined basis.
D

Represents the amount of revenue not recognized in the nine month Successor 2020 Period as a result of deferred revenue being measured at fair value as per the application of ASC 805, resulting in a total haircut of $24.2 million.

E	Represents combined 2020 revenue had the fair value adjustment to deferred revenue not been recorded as a result of the Take-Private Transaction.
F	Represents the amount of deferred revenue that would not have been recognized as revenue in the twelve month combined 2020 period had the Take-Private Transaction occurred on January 1, 2020.
G	Represents the 2020 pro forma revenue figures as if the Take-Private Transaction had occurred on January 1, 2020.
H	Represents the pro forma adjustment needed in order to disclose 2020 GAAP revenues on a pro forma basis as a result of the Take-Private Transaction.